SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No. 3)*

Corautus Genetics Inc.

(Formerly known as Genstar Therapeutics Corp.)

(Formerly known as Urogen Corp.)

(Name of Issuer)

COMMON SHARES $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

218139

(CUSIP Number)

Jan Stern Reed

BAXTER INTERNATIONAL INC.

One Baxter Parkway

Deerfield, Illinois 60015

847.948.2212

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 7, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format should include a signed original and five (5) copies of the schedule. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

CUSIP No. 218139

1.

Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

            BAXTER INTERNATIONAL INC. (“Parent”)

            I.R.S. Identification Number: 36-0781620

            BAXTER HEALTHCARE CORPORATION (“Holder”)

            I.R.S. Identification Number: 36-2604143

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instruction) N / A

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 3(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power -0- 8. Shared Voting Power 1,397,448 9. Sole Dispositive Power -0- 10. Shared Dispositive Power 1,397,448

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CUSIP No. 218139

11.

Aggregate Amount Beneficially Owned by Each Reporting Person    1,397,448

•      1,383,163 shares of Common Stock

•      Warrant to purchase 14,285 shares of Corautus Common Stock at $14.00 per share (as of the date of this filing, Corautus Common Stock share price is less than $3.00 per share)

12.

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

•      2000 shares of non voting Series C Preferred Stock convertible to Common Stock upon the achievement of a milestone event, which has not yet occurred.

☒

13.	Percent of Class Represented by Amount in Row (11) 14.156%

14.	Type of Reporting Person (See Instructions) CO

This Amendment No. 3 amends the statement on Schedule 13D filed with the Securities and Exchange Commission on March 6, 2002 by Baxter Healthcare Corporation, a Delaware corporation (“Baxter”) and Baxter International Inc., a Delaware corporation and the owner of 100% of the capital stock of Baxter (“Parent”), as amended by Amendment No. 1 filed on March 11, 2002 and Amendment No. 2 filed on September 20, 2002.

ITEM 1.	SECURITY AND ISSUER.

This statement relates to the holdings of Baxter common stock, $0.001 par value per share (“Common Stock”) of Corautus Genetics Inc., a Delaware corporation (f/k/a Genstar Therapeutics Corp.) (the “Company”). The address of the principal executive offices of the Company is:

10030 Barnes Canyon Road

San Diego, California 92121

Telephone: 858.678.0000

ITEM 2.	IDENTITY AND BACKGROUND.

This statement is being filed by Baxter and Parent. The principal executive offices of Baxter and Parent are:

One Baxter Parkway

Deerfield, Illinois 60015

Telephone: 847.948.2000

Baxter and Parent are engaged in the worldwide development, distribution and manufacture of a diversified line of products, systems and services used primarily in the health care field. Neither Parent nor Baxter, nor to the best of the knowledge of Parent and Baxter, any director or executive officer of Parent and Baxter, has been, during the last five years, (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree

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CUSIP No.    218139

or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Not Applicable.

ITEM 4.	PURPOSE OF TRANSACTION.

On February 5, 2003, Company completed a merger with Vascular Genetics, Inc. (the “Merger”) pursuant to Agreement and Plan of Reorganization, dated as of September 12, 2002, as amended (the “Merger Agreement”). In connection with the Merger, Parent and Baxter became parties to the GenStar Stockholders Agreement, dated as of September 12, 2002 (the “Stockholders Agreement”), together with Genesis Acquisition Corporation, a Delaware corporation and direct wholly owned subsidiary of the Company (“Merger Sub”), Vascular Genetics, Inc., a Delaware corporation (“VGI”), and certain other stockholders of the Company listed on Exhibit A to the Stockholders Agreement. The Merger Agreement and Stockholders Agreement were previously disclosed and described by Baxter and Parent in Amendment No. 2 to Schedule 13D filed with the Securities and Exchange Commission on September 20, 2002. The Stockholders Agreement covered an aggregate of 14,827,251 fully diluted shares of Common Stock (the “Covered Shares”). Baxter possessed dispositive and/or voting control over 9,782,139 of the Covered Shares and granted VGI an irrevocable proxy to vote the Covered Shares with respect to the Merger. The Stockholders Agreement terminated at the time of the Merger; provided, however that Baxter is restricted from selling, transferring or otherwise disposing of Common Stock it currently holds for a period of 270 days following the Merger.

Pursuant to the Merger Agreement, Merger Sub was merged with and into VGI, with VGI surviving as a wholly owned subsidiary of the Company. The Merger was structured as a merger of equals. Under the terms of the Merger Agreement, VGI’s stockholders received, in exchange for all of the outstanding capital stock of VGI, newly issued shares of the Company’s Common Stock. Upon consummation of the Merger, Genstar Therapeutics Corp. changed its name to Corautus Genetics Inc. and the stockholders of VGI became stockholders of the Company.

In connection with the Merger, Company converted all of the 12,890 outstanding shares of Series B Preferred Stock held by Baxter into the Company’s Common Stock. After giving effect to the Company’s 7-to-1 reverse stock split completed on March 10, 2003, the Series B Preferred Stock was converted into 287,274 shares of Common Stock of the Company.

On March 7, 2003, the 5,820 outstanding shares of Company’s Series A preferred stock held by the Baxter were converted into the Company’s Common Stock. After giving effect to the Company’s 7-to-1 reverse stock split on March 10, 2003, the Series A Preferred Stock held by Baxter was converted into 832,857 shares of Common Stock of the Company.

Baxter and Parent also hold a Warrant to purchase 14,285 shares of the Company’s Common Stock at $14.00 per share after giving effect to the Company’s 7-to-1 reverse stock split on March 10, 2003 (as of the date of this filing, the Company’s share price is less than $3.00 per share), and 2,000 shares of Company’s Series C preferred stock outstanding which are convertible upon a milestone event which has not yet occurred.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER:

Except as set forth herein, neither Baxter, Parent, nor, to the best knowledge of Baxter and Parent, any director or executive officer of Baxter or Parent beneficially owns any other shares of Common Stock of the Company.

Page 4 of 6 Pages

CUSIP No.    218139

(a) As of March 10, 2003, Baxter and Parent beneficially owned an aggregate of 1,397,448 shares of Common Stock, which constitute approximately 14.156% of the total number of outstanding shares of Common Stock. Pursuant to Rule 13d-1 (c), further reports regarding Baxter’s and Parent’s ownership of Common Stock will be made on Schedule 13G.

(b) Baxter and Parent share the power to vote and dispose of the Common Stock.

(c) The information contained in Item 4 is incorporated herein by reference.

(d) Not Applicable.

(e) Not Applicable.

ITEM 6.	CONTRACTS OR ARRANGEMENTS WITH RESPECT TO ISSUER SECURITIES.

Other than as described above, and in the original Schedule 13D, as amended and to which this Amendment No.3 relates, to the knowledge of Baxter and Parent, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS.

Exhibit Description

Exhibit 7.1	Agreement and Plan of Reorganization, dated as of September 12, 2002, by and among GenStar Therapeutics Corporation, Genesis Acquisition Corporation and Vascular Genetics Inc., incorporated by reference to Exhibit 99.1 to Form 8-K of GenStar Therapeutics Corporation dated September 16, 2002 (Registration No. 333-101606).

Exhibit 7.2	GenStar Stockholders Agreement, effective as of September 12, 2002, by and among GenStar Therapeutics Corporation, Genesis Acquisition Corporation, Vascular Genetics, Inc., and the Stockholders of GenStar listed on Exhibit A to the Agreement, incorporated by reference to Exhibit C to Exhibit 99.1 to Form 8-K of GenStar Therapeutics Corporation dated September 16, 2002 (Registration No. 333-101606).

Exhibit 7.3	Amended and Restated Certificate of Designation of Preferences and Rights of Series C Preferred Stock of Genstar Therapeutics Corporation, incorporated by reference to Annex H to Form S-4/A of Genstar Therapeutics Corporation dated December 19, 2002 (Registration No. 333-101606).

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CUSIP No.    218139

S I G N A T U R E

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned corporations certifies that the information set forth in this Statement is true, completer and correct.

Dated: June 25, 2003

BAXTER HEALTHCARE CORPORATION

By:	/s/ JAN STERN REED
Secretary

BAXTER INTERNATIONAL INC.

By:	/s/ JAN STERN REED
Corporate Secretary

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